Via Facsimile and U.S. Mail
Mail Stop 6010
								February 8, 2006

Mr. Yoram Drucker
Chief Operating Officer
Brainstorm Cell Therapeutics Inc.
1350 Avenue of the Americas
New York, NY  10019

Re:	Brainstorm Cell Therapeutics Inc.
	Form 10-KSB for Fiscal Year Ended March 31, 2005
      File No. 333-61610

Dear Mr. Drucker:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended March 31, 2005

Financial Statements, page F-1

Note 3:  Research and License Agreement, page F-15

Note 4:  Consulting Agreements, page F-16

1. We note from your November 4, 2004 Form 8-K/A filed February
14,
2005 that you are required to register the common shares underlying the warrants issued in your July 8, 2004 Research and License Agreement and your July 8, 2004 consulting agreements. We also note your requirement to maintain effectiveness of these registration statements for specified periods of time. Please explain to us in detail why you apparently do not classify these warrants as liabilities and mark any changes in value through earnings under paragraphs 14-18 of EITF 00-19. Please reference the authoritative literature you relied upon to support your position.

      Please respond to this comment within 10 business days or tell us when you will respond. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please contact Mark Brunhofer,
Staff
Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at
(202)
551-3629.  In this regard, do not hesitate to contact me, at (202)
551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Yoram Drucker
Brainstorm Cell Therapeutics Inc.
February 8, 2006
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